Exhibit 99.1

NEWS RELEASE

North American Palladium Reports Voting Results from
2014 Annual & Special Meeting of Shareholders

Toronto, Ontario, June 24, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) released today the final voting results of its 2013 Annual and Special Meeting of Shareholders (“AGM”) held on June 23, 2014 in Toronto, Ontario. The following matters were voted on:

1.	Election of Directors

The following six nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
André J. Douchane	41,991,266	74.86%	14,104,656	25.14%
Alfred J. Hills	42,431,716	75.64%	13,664,206	24.36%
John W. Jentz	42,286,749	75.38%	13,809,173	24.62%
Robert J. Quinn	52,894,493	94.29%	3,201,429	5.71%
Greg J. Van Staveren	42,239,527	75.30%	13,856,395	24.70%
William J. Weymark	52,906,036	94.31%	3,189,886	5.69%

2.	Appointment of Auditors

KPMG LLP, were reappointed as auditors of the Corporation to hold office until the next annual meeting, and the Directors were authorized to fix their remuneration. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
168,545,024	93.63%	11,470,536	6.37%

3.	Approval of Amendments to the RRSP Plan

Shareholders approved the resolution confirming and ratifying the Company’s Amended RRSP Plan, the text of which resolution is set forth in Schedule B of the Management Information Circular dated May 23, 2014. The results were as follows:

Votes For	Percent	Votes Against	Percent
50,768,940	90.50%	5,326,982	9.50%

4.	Approval of Amendments to the Stock Option Plan

Shareholders approved the resolution confirming and ratifying the Company's Amended Stock Option Plan, the text of which resolution is set forth in Schedule C of the Management Information Circular dated May 23, 2014. The results were as follows:

Votes For	Percent	Votes Against	Percent
50,032,238	89.19%	6,063,684	10.81%

www.nap.com

5.	Approval of Amendments to the Restricted Share Unit Plan

Shareholders approved the resolution confirming and ratifying the Company's Amended and Restated RSU Plan, the text of which resolution is set forth in Schedule A of the Management Information Circular dated May 23, 2014. The results were as follows:

Votes For	Percent	Votes Against	Percent
49,640,055	88.49%	6,455,867	11.51%

6.	Approval of Continuation of Rights Plan

Shareholders approved the resolution approving the continuation of the Rights Plan the text of which is set forth in Schedule D of the Management Information Circular dated May 23, 2014. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
49,748,647	88.68%	6,347,275	11.32%

The formal Report on Voting Results with respect to all matters voted upon at the AGM will be filed with the Canadian securities regulatory authorities shortly.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic
Investor Relations
Telephone: 416-360-7374
Email: jvincic@nap.com

www.nap.com